Luna Azul Development Fund, LLC
14550 N. Frank Lloyd Wright Blvd., Ste. 200
Scottsdale, Arizona 85260

May 24, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, DC 20549
Attention:  Mr. Zachary Fallon

Re:          Withdrawal of Exit Report on Form 1-Z (File No. 024-10484)

Dear Mr. Fallon:

As contemplated by Rule 257(d)(3) of Regulation A promulgated pursuant to the Securities Exchange Act of 1933, as amended, Luna Azul Development Fund, LLC (the “Company”) withdraws the Exit Report it filed on Form 1-Z, together with all amendments and exhibits thereto (collectively, the “Exit Report”), publicly filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2017.

The Company is withdrawing the Exit Report because the Company filed that report prematurely.  The Company will re-file the Form 1-Z once prerequisites to such filing have been achieved.  The Company confirms that no securities of the Company were sold after the March 15, 2017 filing, referenced above.

Please send copies acknowledging the withdrawal of the Exit Report to the undersigned at Luna Azul Development Fund, LLC, 14550 N. Frank Lloyd Wright Blvd., Suite 200, Scottsdale, Arizona 85260, facsimile number (206) 407-2795.

Very truly yours,

L.A. Management, LLC, Manager

/s/ Mark Roth

Mark Roth,
Manager